02040572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

4

P.E.
6-3-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: June 3, 2002

By ______________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
Suite 1407 – 675 West Hastings Street
Vancouver, BC
V6B 1N2
Telephone: (604) 687-4951 Facsimile: (604) 687-4991

News Release #02-09
June 3, 2002

TSX Venture Exchange: CXP

NON-FLOW-THROUGH WARRANTS WILL BE TRANSFERABLE

On May 30, 2002, Northern Crown Mines Ltd. (the "Company") reported plans to raise approximately $1,620,000 through the offering of a minimum 600,000 Non-Flow-Through Units and a maximum 4,050,000 Flow-Through Units and 1,350,000 Non-Flow-Through Units at a price of $0.30 per Unit under a Short Form Offering Document ("SFOD"). Canaccord Capital Corporation ("Canaccord") has been appointed as agent for the SFOD financing.

The Company reports that it has reached agreement with Canaccord to make the Non-Flow-Through Warrants forming part of the Non-Flow-Through Units transferable.

Prior to the Closing Day, the Company will make application to list the Non-Flow-Through Warrants on the TSX Venture Exchange (the "Exchange"), subject to meeting the Exchange's minimum distribution requirements.

BY ORDER OF THE BOARD OF DIRECTORS

John S. Brock
President and Director